UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 9, 2012

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

To our Shareholders, Customers, Employees and Suppliers

What follows is a brief overview of the performance of our Company in 2011 and the goals we aim to pursue in the year 2012.

Our performance in 2011

In 2011, we efficiently managed the expansions of the pipeline system, started in the year 2006, consisting in the installation of 114.6 miles of pipelines. The works were conducted under the Gas Trust Fund Program, whose trustee is Nación Fideicomisos S.A., created by the Executive Branch through Decree No. 180/04. In our role as Works Manager, in accordance with the terms of the Management Agreement executed in December 2006, we provided technical counseling for the works engineering and execution. In the Addendum to the mentioned agreement, entered into in 2011, we agreed with the National Government the terms for the payment related to the expansion works started in 2011, amounting to Ps. 37 million.

The expansion works conducted in 2011 derived in the coming into service of new firm transportation bids, for a 99 million cubit feet per day (“MMcf/d”) additional capacity, translated into extra annual revenues of Ps. 21 million for the operation and maintenance of the new facilities, under the terms of the Operation and Maintenance Agreement entered into with Nación Fideicomisos S.A. on October 6, 2011.

Therefore, once again we committed our efforts to projects driven by the National Government to boost natural gas supply to the domestic market and thus contribute to the economic development of our country.

Our pipeline system has again been able to meet natural gas demand requirements throughout the whole year, as it always has since the beginning of our license, recording a 95,9% average equipment availability and a 97,4% reliability average, which resulted in zero service interruptions related to operative issues. This performance fills us with pride for the vast effort that has entailed from our Company in terms of investment and maintenance works that year after year we have conducted to guarantee the quality of the service we supply.

In the natural gas liquids (“Liquids”) processing and commercialization business segment, our revenues have increased by over 15% with respect to the previous year. This positive variation derives from: (i) better prices obtained under the new liquefied petroleum gas (“LPG”) agreement which has been in force for the whole year 2011, (ii) the yearly adjustment of ethane price foreseen in the corresponding agreement, and (iii) higher LPG and natural gasoline international reference prices. The production of Liquids, adding up to around 940,000 short tons, was lower than in the previous years (approximately 1 millon short tons) due to plant stoppages extending over longer periods, due to both maintenance and gas supply cuts to ensure delivery to residential users during winter.

In the “Other Services” segment, in addition to the management of the pipeline expansion works, in 2011 we also provided new construction services related to the injection of liquefied natural gas (“LNG”) imported by LNG tankers, which increased gas delivery to the transportation system to 424 MMcf/d .

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In the financial area, we distributed cash dividends for an amount of Ps. 976 million, in accordance with the decision made by the Ordinary Shareholders Meeting held on April 29, 2011. In the meantime, TGS’s financial indebtedness remained unchanged at US$ 374 million, and the financial scenario is free from principal maturities for the next two years.

Sticking to the commitment we assumed two years ago, we continue looking after the health and safety of our employees, deepening the cultural change required to achieve low or zero accident operations by means of the adoption of tools to ensure safer processes.

In connection with the management of our human resources, in light of the major generational change trend we can observe, we have focused on technical training on different fields of expertise, to ensure a skills level suitable to the standards required by the regulatory agency. We have also maintained our policy to promote a pleasant working environment for our employees and foster professional growth and development opportunities. Thus, in the 2011 Argentine edition of the survey yearly conducted by “Great Place to Work Institute” TGS ranked 9th in the category of companies of up to 1,000 employees in Argentina.

In the field of our relations with the community, and true to our Corporate Social Responsibility policy, in 2011 we maintained our strong presence in several social undertakings started in previous years, in some of which our employees play an active role. All these programs target the common goal of improving the quality of life of the communities within the proximities of our operations area.

Our Outlook to the Future

In 2012, we plan to continue working with the National Government to finally conclude the renegotiation of the license and start the tariff review process that will bring the re-composition of the profitability of the natural gas transportation business. We will also manage the expansion works in our pipeline system promoted by the National Government under the Gas Trust Fund Program, which will not only bring us revenues related to the management of the works, but will increase our revenues corresponding to the operation and maintenance of the assets owned by the Trust Funds as well. Our endeavor will also be focused on the renewal of the firm natural gas transportation agreements that expire in the short term and represent a substantial portion of the natural gas transportation revenues.

With the aim to maintain the sustainability of our Liquids business, we are focusing on lessening the incremental costs derived from new market regulations, which will have a serious impact during 2012. We will also be working on different alternatives for the supply of natural gas at convenient prices, and will strive to enhance Liquids production.

In the field of Other Services, we will search for new opportunities linked to the revamping of the LNG imports facilities, the expansion of telecommunication services and the rendering of logistic services in Puerto Galván.

In 2012, among other goals, we will strive to implement our risk management system and we will perform technical audits on the facilities to ensure the reliability and operative availability of our entire pipeline system. We will also pursue our continuous improvement objective in connection with safety and occupational health, with the clear target to

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reduce work accident rates to the minimum. Lastly, in order to guarantee a suitable operation, we will focus on the technical development of the operative staff that joins our Company, through effective training action.

In closing, we would like to thank our employees for their enduring cooperation, commitment and dedication, to our shareholders for the trust placed on our performance, and to our customers and suppliers for making us part of their businesses.

Ricardo I. Monge Chairman of the Board of Directors

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Natural Gas Industry in Argentina

Energy supply in Argentina is closely tied to fossil fuels and specifically to natural gas, which is the cleanest and most economical of all the fuels from mineral origin. The cost of this fuel in our country is the lowest compared to all the other countries in the region.

Source: BP Statistical Review of World Press (information corresponding to 2010).

In 2011, natural gas consumption in Argentina grew by roughly 4% as a consequence of larger supplies, driven by a significant growth in gas imports, which doubled with respect to 2010, and allowed to reduce supply cuts to industries, mainly in winter.

Natural gas supplies proceeding from Bolivia increased by approximately 106 MMcf/d, reaching a daily average above 247 MMcf. Re-gasified natural gas injected into the system at the Bahía Blanca port through a re-gasification tanker grew by over 30%. Furthermore, in May 2011 a new LNG re-gasification station was added at the Port of Escobar, delivering to the system an average of 247 MMcf. The lease of re-gasification tankers located in both ports and the imports of liquefied natural gas are in charge of Energía Argentina S.A. (“ENARSA”).

As far as domestic supply is concerned, production continued its downward trend, mainly as a result of the marked drop in Neuquen reserves. However, there have been important findings of non-conventional natural gas in this basin, and though at the beginning its exploitation will require several years and its extraction cost will be very high, this finding clearly represents a great opportunity to reverse the sustained decline of the exploitation of this energy resource over the last years.

The Austral and San Jorge basins, located in the south of the country, have the capacity to increase their natural gas production, which will be translated in higher deliveries to the system, as transportation capacity expansions in the

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General San Martín pipeline operated by TGS begin to come into service under the Gas Trust Fund Program promoted by the Argentine Government.

With reference to the supply of imported gas, in 2012 Bolivia is expected to increase its deliveries to Argentina by 410 MMcf/d, under the terms of the agreement entered into in 2006 by both countries, amended in May 2010. The term of this agreement extends to 20 years and foresees a maximum supply of 978 MMcf/d. In June 2011, the Juana Azurduy Link Pipeline that crosses both countries’ border was inaugurated and was connected to the current pipeline system. In the future, this link pipeline is to be connected to the Argentine Northeast Pipeline, the construction of which is expected to start in 2012 and that will supply natural gas to the provinces still not reached by natural gas pipeline systems.

With the objective to increase natural gas supply, YPF S.A. presented a project to be developed jointly with ENARSA for the construction of a port in the proximities of Bahía Blanca to receive LNG tankers as from the year 2013 and for the installation of the re-gasification tanker, which would deliver between 494 and 706 MMcf/d to the system. The project also foresees the construction of a re-gasification plant on land, which would come into service as from the year 2014 and would allow the injection of 883 MMcf/d.

Our businesses in 2011

Regulated Segment

Gas Transportation

In the year 2011, gas transportation revenues amounted to Ps. 575.6 million, representing an increase of Ps. 24.6 million, compared to Ps. 551.0 million reported in the year 2010. This growth reflects the “whole year” effect of the revenues derived from the operation and maintenance of the expansions that came into service in 2010 and the new incomes corresponding to the firm capacities which came into service in the year 2011, all of them conducted under the Gas Trust Fund Program.

In 2011, new firm transportation bids came into effect for an additional volume of 99 MMcf/d related to the partial start-up of the expansion works conducted under the Natural Gas Trust Fund Program, which together with the capacities allocated in the previous years, total 307 MMcf/d. In October 2011, TGS, the Energy Bureau and the Trustee of the Natural Gas Trust Fund agreed on the terms and conditions under which TGS shall render operation and maintenance services in the expansion works started in 2006 under the Natural Gas Trust Fund Program.

During the winter of 2011, TGS gas pipeline system could satisfactorily meet the demand for natural gas. On the other hand, Bolivia higher natural gas imports, the coming into service of a second LNG re-gasification tanker in Escobar –connected to Transportadora de Gas del Norte S.A. (“TGN”) transportation system-, together with the expansion of the facilities of the re-gasification tank located in the Port of Bahía Blanca –connected to TGS system-, allowed us to meet the higher demand derived from winter consumption, and mitigated the pronounced decline in production in the fields located in the Neuquen basin and the north of the country.

The injection of re-gasified gas by ENARSA to the main TGS and TGN pipeline systems was significantly higher, reaching a total volume of nearly 141.3 billon cubit feet per day (“Bcf/d”) compared to 63.0 Bcf/d in 2010.

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With the purpose of re-directing and allocating the supply to higher priority consumers -mainly residential, commercial and CNG stations-, restrictions to gas supply to the industrial sector continued in the winter of 2011, although to a lower extent, thanks to the factors mentioned in the last paragraph. The restrictions set forth by the intervening authority affected direct shippers who have firm transportation contracts with TGS, as well as industries in different distribution areas of the country.

In the field of pipeline system expansions, we have made progress in the expansion works started in 2006, which will allow the transportation of an incremental volume of 378 MMcf/d, which includes the above mentioned 307 MMcf/d installed capacity already in service, documented by agreements in force.

These expansion works, foreseen to be implemented in gradual start-up stages– are carried out under the Gas Trust Fund Program, with the contribution of funds provided by gas producers and shippers to whom incremental capacity has been allocated. The scheme foresees recovery through incomes proceeding from additional tariff surcharges, paid by all the firm users, with the exception of the gas distribution companies. On the other hand, for the rendering of transportation services of the segments already in operation, TGS receives a monthly Charge for Access and Use (“CAU”).

In the conduction of these expansion works, TGS plays the role of technical manager of the works to be developed along its pipeline system. Under the terms of the contract executed in late 2006, TGS has invoiced Ps. 58.6 million for the management of expansion works related to a 247 MMcf/d incremental capacity. On the other hand, in 2011 TGS and the National Government entered into an Addendum to the above mentioned agreement to establish the payment of approximately Ps. 37 million for the expansion works that will enable the transportation of the remaining 131 MMcf/d capacity.

The mentioned expansion involves the installation of over 200,000 HP of additional power in the compressor plants and over 708 miles of pipeline loops, including the new pipeline that goes through the Strait of Magellan, which supports the ongoing and scheduled expansions in TGS system with the Argentine reserves of the Austral Basin.

Additionally, in 2011 TGS allocated a 18 MMcf/d incremental transportation volume in the section Chubut – Bahía Blanca, which will be in service by the winter of 2012. The business structure involves advance payment of the transportation service by the customer.

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Financial and Operational Indicators of the Gas Transportation Segment

	2011	2010	2009
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net revenues	575.6	551.0	669.4
Operating Income	150.5	63.5	329.8
Depreciation of property, plant and equipment	159.4	156.8	153.0
Investments in property, plant and equipment	106.0	75.8	95.6
Identifiable Assets	3,622	3,707.7	3,858.6
OPERATING STATISTICS:
Average capacity hired on a firm basis (in Bcf/d)	2.9	2.8	2.8
Average deliveries (in Bcf/d)	2.3	2.2	2.2
Average load fact (in Bcf /d) (2)	81%	79%	79%
Winter load factor (2)	75%	85%	86%

(1) Information corresponding to consolidated financial statements.

(2) Corresponds to the ratio between the average yearly deliveries and the average hired contracted firm capacity.

Non Regulated Segment

Liquids Production and Commercialization

In 2011, Liquids revenues accounted for 64% of the total revenues of our Company. In this year, revenues related to this segment increased by Ps. 168.8 million, from Ps. 1,010.4 million reported in the year 2010 to Ps. 1,179.2 million in 2011. This increase in revenues is mainly attributable to higher international prices, which have risen between 15% and 24% above prices invoiced in 2010.

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Source: TGS’s own information.

In 2011, international LPG and natural gasoline prices showed an increase with respect to the year 2010, which represented a great move forward for TGS in terms of export revenues. Besides higher market prices, TGS also saw a growth in this segment’s revenues through new LPG export agreements which came into effect on January 1, 2010, allowing TGS to obtain better sales prices with respect to the former agreement.

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Additionally, a major revenues growth was obtained through the sale of ethane in accordance with prices adjustments agreed with PBB-Polisur S.A. (“Polisur”). We should also point out at the rise in revenues proceeding from logistic services rendered from TGS facilities located in Puerto Galván, among which we should mention ship and truck loading for the company Compañía Mega S.A.

Production in tons in the year 2011 was lower than the previous years, which entailed a decrease in the tons sold. Lower production levels mainly derived from longer stoppage periods as the result of maintenance activities and cuts to natural gas processing in order to ensure natural gas supply to the domestic market in winter season.

Regarding processing costs, the tariff charge set forth by Executive Branch Decree Nº 2067/08 for the financing of liquefied natural gas went up from $0.049 to $0.405 by cubic meter used for plant thermal recovery, coming effective as from December 1, 2011. This adjustment represents a major increase in the variable costs of TGS’s own natural gas processing and will have a severe impact on the Company’s revenues in the year 2012.

Financial and Operational Indicators of Liquids Production and Commercialization Segment

	2011	2010	2009
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net revenues	1,179.2	1,010.4	800.5
Operating Income	507.8	404.7	264.6
Depreciation of property, plant and equipment	41.5	38.6	40.0
Investments in property, plant and equipment	33.2	33.9	26.9
Identifiable Assets	617.8	497.9	449.0
OPERATING STATISTICS:
Liquids total production (in thousands of short tons “short tn”)	941.0	986.2	986.7
Gas processing capacity (in Bcf/d)	1.6	1.6	1.6
Storage capacity (in short tn)	60,450	60,450	60,450

(1)

Information corresponding to consolidated financial statements.

Other Services

This segment, which in 2011 accounted for 5% of the total revenues of the Company, comprises mainly midstream and telecommunications services. In 2011, this sector’s revenues were higher than in 2010, mainly attributable to revenues related to the management of the expansion works started in 2006 under the Gas Trust Fund Program, currently in execution.

We also rendered new work construction services related to the expansion of the facilities for the input of re-gasified LNG proceeding from the re-gasification tank located at the Port of Ingeniero White, with the purpose of increasing deliveries to the transportation system to 424 MMcf/d.

In addition to treatment and compression services rendered to several producers, we provided a range of technical services related to connections to the transportation system, engineering inspection, project

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management, works inspection audits and instrument gauging tasks. On the other hand, we have concluded the renewal of several service contracts, thus ensuring the continuity of the business in the mid-term.

Financial and Operating Indicators of Other Services

	2011	2010	2009
	(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net revenues	99.1	91.6	130.7
Operating Income	4.4	14.5	49.6
Depreciation of property, plant and equipment	12.9	12.6	12.2
Investments in property, plant and equipment	26.5	34.5	32.9
Identifiable Assets	253.2	250.5	235.9
OPERATING STATISTICS:
Compression capacity (in HP)	39,760	42,000	42,000
Treatment capacity (in MMcf/d)	117	113	113

(1)

Information corresponding to consolidated financial statements.

Conduction of Operations, Safety, Environment and Quality

In 2011, we operated our system preserving our high quality standards, with zero interruptions in the rendering of our service and exceeding the reliability standards required by the National Gas Regulatory Agency in Argentina (“ENARGAS”).

In terms of the integrity of our pipeline system, we carried out several actions to mitigate stress corrosion cracking, the most outstanding of them being yield tests and inspection wells both applied on several sections of the pipeline system, which had been previously selected due to their higher exposition to this kind of cracking. Besides, we continued with the implementation of the remotely-operated system for the cathodic protection units (which allows real time monitoring of said system) and we carried out in-line inspections along 177 miles of pipelines.

True to our commitment to quality, environment and safety, in 2011 we overcame the maintenance audit of the certification of our Integrated System of Quality, Environmental, Safety and Occupational Health in accordance with ISO 9,001, ISO 14,001 and OHSAS 18,001 standards.

On the topic of safety, we are taking major steps forward in the cultural change process outlined through the implementation of the Preventive Safety Observations process and the Preventive Risk Analysis procedure, with the involvement of our directors, managers and team leaders.

Along the same lines, “Zero Accident” awards have been given to the operative employees who throughout the year have shown the best performance in terms of low or no accident rates. Besides, in the field of safety, environment and

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occupational improvements, the teams who have developed the most innovating projects in these matters have also received awards.

Human Resources

Addressing the need to rely on qualified personnel in the different fields of the Company’s operation, TGS has continued working on the development of several technical training schools to foster in-company training. Among them, it is worth pointing out at those related to pipeline integrity, cathodic protection, valves, pipeline operation and welding, gas turbines, centrifugal compressors, lube oil, mechanics, electricity and instrumentation. The training provided will enable us to continue addressing successfully the generational change present in our workforce and meet the requirements of our regulating entity in terms of the technical qualifications of our staff.

On the subject of work environment, we maintained the levels of satisfaction and commitment of our employees. This earned us a new nomination as one of the greatest places to work in Argentina. In the 2011 Argentine edition of the companies’ survey that “Great Place to Work Institute©” conducts annually, TGS positioned itself 9th in the ranking, within the category of companies with up to 1,000 employees, once again standing out among our peers in the industry. Moreover, we have been identified as one of the preferred employers in the magazine Apertura, in a survey conducted among 300 acknowledged companies

Lastly, we have been able to finalize the salary revision for the personnel included in the collective work agreement with no union conflict whatsoever.

Corporate Social Responsibility (CSR)

In 2011, we continued our endeavor to strengthen our commitment to the sustainability of the public service we render, the protection of the environment and the improvement of the quality of life of the nearby communities.

Among the social investment actions, it is worth pointing out at:

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Contribution of management resources and supplies to Instituto La Piedad de Bahía Blanca, for the “Learn a Trade” Training Program, a project in which the Company has been actively involved for the last 5 years, with the main purpose of supporting trade education, by means of  a strategic alliance with Fundación Compromiso and the City Council of Bahía Blanca. This year, 320 students have been benefited with a basic training that has enabled them to move forward in their trade training, find jobs or improve their working position.

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Coordination and provision of the required supplies for the Gas Fitter and Plumber courses offered in the Professional Training Center 404 of the Cerri Complex

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Jointly with the Fundación Cimientos, financing and support to 15 students of high schools in Río Gallegos who were thus able to finish their studies.

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In cooperation with Fundación Cruzada Patagónica, we continued with the Educational Farms for Development program, conducted in Junín de los Andes, area affected by the Puyehue volcano’s ashes. Said program aims at the self-sustainability of 20 families in order to improve their diet and familiar economy.

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Implementation of over 19 social projects under the Corporate Volunteers Program, with the involvement of more than 70 employees, who developed improvements for the community where they work.

In connection with the conduction of our CSR, in 2011 we finished the Edition of our third Sustainability Report, document that comprises all the CSR issues in their economic, environmental and social aspects. The document facilitates the preparation of an information matrix that comprises sustainable actions in all the Company’s operations, in order to assess and foresee actions that are sustainable in time.

In 2011, in our role as founding members of the Global Compact in Argentina, we continued with our active participation in its Board of Directors, presenting reports related to the application of the 10 commitments of the Global Compact and proposing invitations to other companies to join this private initiative of the United Nations.  Similarly, we are also an active member of the Argentine Business Council for Sustainable Development, which allows us to capture the new trends in sustainable development, both within a local and international scope.

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ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2011 and 2010 which have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (except for what is mentioned in Note 2.c. to the consolidated financial statements), and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) and the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”).

The Company’s consolidated financial statements for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 have been subject to an audit performed by KPMG, the Argentine member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

1. Basis of Presentation of Financial Information

Effects of inflation:

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the supervisory bodies, the Company discontinued the restatement of its financial statements until December 31, 2001.

However, as a result of high inflation rates since early 2002 - and as established by Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”) and Resolution No. 415 of the CNV - as from January 1, 2002 the Company resumed the recognition of the effects of inflation in its consolidated financial statements, following the provisions of Technical Resolution (“TR”) No. 6, as amended by TR No. 19, both issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”). Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine government issued Presidential Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the years ended December 31, 2011 and 2010 is not significant.

The Argentine Wholesale Price Index (“WPI”)  published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

Adjustment on prior years information

On October 24, 2011 the CNV issued Resolution No.592 which extends Resolution No. 576 and 562 and, among other things, establishes that the recognition of the deferred tax liability caused by the inflation adjustment included in the accounting value of property, plant and equipment must be recorded with debit to Accummulated Retained Earnings in any interim period or fiscal year-end and until the end of the year immediately preceding the first interim period in which the IFRS will be applied. Consequently, TGS recognized this liability (which was disclosed in notes to the financial statements until the previous year) during the year ended December 31, 2011.

Moreover, Resolution No. 576 allows the Shareholders´ Meeting dealing with the approval of the financial statements in which said deferred tax liability was recognized to reallocate the debit to other accounts of the Shareholders´ Equity, which do not represent common stock or reserved earnings. To that purpose, and following the provisions of said CNV

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Resolutions, the Ordinary Shareholders´ Meeting held on December 21, 2011 approved the reallocation of the debit to Accumulated Retained Earnings at the beggining of the year 2011 with balance to the account Inflation Adjustment to Common Stock allocated in the Shareholders’ Equity of the Company.

The accounting information disclosed for comparative purposes has been modified according to the provisions of TR No. 17 of the Argentine Federation.

2. Implementation Plan for the Adoption of International Financial Reporting Standards  (“IFRSs”)

On December 29, 2009, CNV issued Resolution No. 562 which provides the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt IFRS issued by the International Accounting Standards Board (“IASB”). The application of such standards was effective for financial statements issued for fiscal year beginning January 1, 2012. Later, and with the aim of evaluating the applicability and the impacts of the International Financial Interpretation Committee 12 – Service Concession Arrangements (“IFRIC 12”) to natural gas transportation and distribution companies, the CNV issued on January 24, 2012 Resolution No. 600 which postpones the mandatory adoption of the IFRSs for financial statements issued for the interim periods and fiscal year beginning January 1, 2013.

3. Results of Operations

The following table presents a summary of the consolidated results of operations for years ended December 31, 2011 and 2010:

	2011	2010	Variation
	(in millions of pesos)
Net revenues	1,853.9	1,653.0	200.9
Gas transportation	575.6	551.0	24.6
Natural Gas Liquids (“Liquids”) production and commercialization	1,179.2	1,010.4	168.8
Other services	99.1	91.6	7.5
Costs of sales	(937.0)	(859.2)	(77.8)
Operating costs	(723.3)	(651.3)	(72.0)
Depreciation and amortization	(213.7)	(207.9)	(5.8)
Gross profit	916.9	793.8	123.1
Administrative and selling expenses	(364.4)	(308.3)	(56.1)
Other operating expenses	-	(122.1)	122.1
Operating income	552.5	363.4	189.1
Other expenses, net	(5.7)	-	(5.7)
Gain on related companies	1.5	1.2	0.3
Net financial expense	(188.8)	(163.2)	(25.6)
Income tax expense	(128.8)	(68.3)	(60.5)
Net income	230.7	133.1	97.6

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Overview

For the year ended December 31, 2011, the Company has reported a net income of Ps. 230.7 million, in comparison to the Ps. 133.1 million reported in the year 2010.

The net income increase, of Ps. 97.6 million, is mainly due to the negative impact generated in 2010 associated with the derecognition of the Ps. 122.1 million revenue related to the 20% natural gas transportation tariff increase that was granted by the Argentine government through Presidential Decree No.1,918/2009, and which was retroactive to September 1, 2008. In addition, the operating income generated by the production and commercialization of Liquids business segment rose by Ps. 103.1 million. However, the labor cost increase of Ps. 57.9 million partially offset both effects.

Net revenues

Gas transportation

Gas transportation represented approximately 31% and 33% of total net revenues during the years ended December 31, 2011 and 2010, respectively. Gas transportation revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity. In addition, TGS renders operation and maintenance services of the gas transportation assets, which belong to the gas trusts created by the Argentine government to expand the transportation capacity of the pipeline system.

Gas transportation revenues for the year ended December 31, 2011 increased by Ps. 24.6 million compared to 2010. This increase was mainly due to the revenues generated by the operation and maintenance of the gas transportation assets which started their operation in 2010 and 2011, and belong to the gas trusts.

Production and commercialization of liquids

Unlike the gas transportation segment, the production and commercialization of liquids segment is not subject to regulation by ENARGAS.

Net revenues from the production and commercialization of liquids segment represented approximately 64% and 61% of TGS’s total net revenues during years ended December 31, 2011 and 2010, respectively. Production and commercialization of liquids activities are conducted at the Cerri Complex, which is located near Bahía Blanca and connected to each of the Company’s main pipelines. At the Cerri Complex, TGS recovers ethane, propane, butane and natural gasoline. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Revenues from the production and commercialization of liquids segment increased by Ps. 168.8 million in 2011 in comparison with 2010. This increase is mainly due to (i) higher export revenues, which were driven by an increase of between 15% and 24% in average international prices, (ii) higher ethane price, established in the contract, and (iii) better price adjustments set for the new propane and butane export agreement. However, fewer Liquids tons exported partially offset the effects mentioned above.

Other services

Other services are not subject to regulations by ENARGAS.

The Company renders “midstream” services, that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

16

In the year ended December 31, 2011, Other Services revenues increased by Ps. 7.5 million in comparison with the 2010. This  was mainly explained by higher revenues generated by management construction services rendered in connection with pipeline expansion works, as well as revenues generated by works associated with the liquified natural gas regasifiying operation carried out by TGS to increase its supply capacity.

Cost of sales and administrative and selling expenses

Costs of sales and administrative and selling expenses for the year ended December 31, 2011, rose by Ps. 133.9 million, compared to the year 2010. This variation is mostly attributable to: (i) a Ps. 63.7 million increase in export taxes, derived mainly from higher international prices, and, (ii) higher labor costs amounting to Ps. 57.9 million.

Other operating expenses

The other operating expense of Ps. 122.1 million reported in 2010 corresponded to the derecognition of the revenue related to the 20% tariff increase that was granted by the Argentine government through Presidential Decree No. 1,918/2009, and which was retroactive to September 1, 2008. The derecognition was registered as the ENARGAS had not authorized the billing of the tariff increase, along with the fact, that ENARGAS and the Ministry of Federal Planning, Public Investment and Services, respectively, had filed an appeal against the verdict issued by the Judge, who had upheld the acción de amparo (a summary proceeding to guarantee constitutional rights) filed by TGS in order to obtain the implementation of the new tariff increase schedule.

Other expenses, net

Other expenses, net, experienced a negative variation of Ps. 5.7 million mainly due to higher contingency accruals amounting to Ps. 3.5 million. In addition, for the years ended December 31, 2011 and 2010, this line includes revenues of Ps. 16.0 million and Ps. 18.6 million, respectively, associated with the early-cancellation of contracts with clients, respectively.

Net financial expense

Net financial expense increased by Ps. 25.6 million in the year ended December 31, 2011 compared to 2010. The breakdown of net financial results is as follows:

	2011	2010
	(in millions of pesos)
Generated by assets
Interest income	26.3	16.2
Other receivables discounted value income / (loss)	7.9	(17.0)
Foreign exchange gain	58.9	46.1
Subtotal	93.1	45.3

Generated by liabilities
Interest expense	(144.5)	(128.8)
Foreign exchange loss	(117.3)	(66.7)
Other financial charges	(20.1)	(13.0)
Subtotal	(281.9)	(208.5)
Total	(188.8)	(163.2)

This variation is primarily due to a higher depreciation of the local currency when compared to the previous year, which is, in turn, explained mostly by the Ps. 37.9 million higher foreign exchange rate loss. This effect was partially offset by a tax receivable discount of Ps. 17.0 million registered in 2010. This tax receivable was generated by the derecognition of the tariff increase mentioned above.

17

Income tax expense

For the year ended December 31, 2011, TGS reported a Ps. 128.8 million income tax expense. The Ps. 60.5 million increase is related to a higher taxable income reported in 2011 compared to 2010.

4. Liquidity

The Company’s primary sources and application of funds during the years ended December 31, 2011 and 2010, are shown in the table below:

	2011	2010	Variation
	(in millions of pesos)
Cash flows provided by operating activities	440.4	320.5	119.9
Cash flows used in investing activities	(277.4)	(142.8)	(134.6)
Cash flows used in financing activities	(905.9)	(113.3)	(792.6)
Net (decrease) / increase in cash and cash equivalents	(742.9)	64.4	(807.3)

Cash flow from operating activities in 2011, amounted to Ps. 440.4 million, which increased 37% compared to cash flow from operating activities generated in 2010. This increase is mainly explained by additional Ps. 90.2 million in cash flow generated by the Liquids business.

Cash flow used to investing activities increased by Ps. 134.6 million, mainly as the result of a US$ 26 million loan granted to Pampa Energía S.A. for an initial term of one year.

Cash flow used to financing activities increased by Ps. 792.6 million, mainly as the result of the higher dividend paid in June 2011, which amounted to Ps. 976.0 million compared to Ps. 30.3 million paid in the second quarter of 2010.

5. Fourth Quarter 2011 vs. Fourth Quarter 2010

The following table presents a summary of the consolidated results of operations for the fourth quarters ended December 31, 2011 and 2010:

	2011	2010	Variation
	(In millions of Pesos)
Net revenues	608.1	429.4	178.7
Gas transportation	139.6	80.9	58.7
Liquids production and commercialization	434.1	324.7	109.4
Other services	34.4	23.8	10.6
Cost of sales	(292.5)	(226.1)	(66.4)
Operating costs	(237.9)	(172.9)	(65.0)
Depreciation and amortization	(54.6)	(53.2)	(1.4)
Gross profit	315.6	203.3	112.3
Administrative and selling expenses	(137.9)	(94.1)	(43.8)
Other operative results	-	(122.1)	122.1
Operating income / (loss)	177.7	(12.9)	190.6
Other (expenses) / income, net	(1.3)	23.1	(24.4)
Loss on related companies	(0.2)	(0.4)	0.2
Net financial results	(52.1)	22.2	(74.3)
Income tax	(45.1)	(11.9)	(33.2)
Net income	79.0	20.1	58.9

Total net revenues for the fourth quarter of 2011 increased by 41.6% in comparison with the same period in 2010.

18

The positive variation in Gas transportation revenue during 2011’s fourth quarter is significant compared to the one reported in the same previous year period and is principally explained by the fact that revenue reported in the fourth quarter of 2010 includes the derecognition related to the tariff increase granted by the Argentine Government trough Presidential Decree 1,918/2009 of revenues by an amount of Ps. 46.5 million, which had been accounted in the nine-month period ended September 30, 2010.

The Production and Commercialization of Liquids segment revenue increased by 33.7% increase, which was mainly attributable to: (i) higher Liquids international prices during 2011’s fourth quarter, (ii) a better price adjustments established in the LPG export agreement, and (iii) higher Liquids tons exported.

In the fourth quarter of 2011, Other Services revenues increased by Ps. 10.6 million. This increase resulted from higher sales generated by the management construction services (associated with the expansion of TGS’s pipeline system).

Costs of sales and administrative and selling expenses for the fourth quarter of 2011 increased by Ps. 110.2 million to Ps. 430.4 million, from Ps. 320.2 million in the same quarter of 2010. This variation is mainly due to a Ps. 39.2 million rise in export taxes, a Ps. 21.5 million increase in variable costs of Liquids’ business and higher labor costs by Ps. 18.5 million. The increase in Liquids variable costs is mainly attributable to the rise of the fixed tariff charge created by the Argentine Government through Presidential Decree No. 2067/2008 to finance the imports of natural gas. The tariff charge has been increased, effective from December 1, 2011, from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas consumed.

The Ps. 122.1 million other operating expense reported in fourth quarter of 2010 corresponded to the derecognition of the revenue related to the 20% tariff increase mentioned above.

Other (expense) / income, net registered a negative variation of Ps. 24.4 million in the fourth quarter of 2011 compared with 2010’s fourth quarter. This variation mainly stems from a Ps. 18.6 million revenue accounted in 2010’s quarter, which corresponded to the early cancellation of a firm transportation contract.

Net financial (expense) / income recorded a negative variation of Ps. 74.3 million in the fourth quarter of 2011. The reversion of Ps. 56.0 million of the financial discount adjustment derived from the valuation of the 20% tariff increase receivable, which was accounted in the fourth quarter of 2010, along with the Ps. 22.8 million higher exchange foreign loss (as the result of the higher depreciation of the local currency) mostly explained the variation of this statement of income line. This both effects were partially offset by the Ps. 17.0 million negative charge registered in the fourth quarter of 2010 of the tax credit discounted value loss related to the reversion of the tariff increase.

In the fourth quarter ended December 31, 2011, income tax expense increased by Ps. 33.2 million, compared to the same period of 2010, from Ps. 11.9 million to Ps. 45.1 million. This rise stems from a higher taxable income reported in 2011’s fourth quarter.

6. Consolidated Balance Sheets Summary

Summary of the consolidated balance sheets information as of December 31, 2011, 2010, 2009, 2008 and 2007:

	(in thousands of Argentine pesos as described in Note 2.c. to the consolidated financial statements)
	2011	2010	2009	2008	2007
Current assets	878,865	1,471,755	1,468,040	829,384	683,173
Non-current assets	4,145,301	4,139,590	4,151,150	4,203,940	4,318,511
Total	5,024,166	5,611,345	5,619,190	5,033,324	5,001,684

Current liabilities	575,301	574,145	607,764	358,185	312,741
Non-current liabilities	2,495,373	2,338,387	2,415,394	2,259,081	2,447,221
Subtotal	3,070,674	2,912,532	3,023,158	2,617,266	2,759,962
Minority interest	1	1	1	1	1
Shareholders’ equity	1,953,491	2,698,812	2,596,031	2,416,057	2,241,721
Total	5,024,166	5,611,345	5,619,190	5,033,324	5,001,684

7. Consolidated Statements of Income Summary

Summary of the consolidated statements of income information for the years ended December 31, 2011, 2010, 2009, 2008 and 2007:

	(in thousands of Argentine pesos as described in Note 2.c. to the consolidated financial statements)
	2011	2010	2009	2008	2007
Operating income	552,493	363,393	561,517	431,432	490,019
Other expenses net	(5,686)	(4)	(27,145)	(15,624)	(2,594)
Gain / (loss) on related companies	1,479	1,202	(540)	1,203	590
Net financial results	(188,813)	(163,166)	(212,120)	(98,531)	(193,495)
Net income before income tax	359,473	201,425	321,712	318,480	294,520
Income tax expense	(128,794)	(68,319)	(111,738)	(112,234)	(110,617)
Net income for the year	230,679	133,106	209,974	206,246	183,903

8. Statistical Data (Physical Units)

	Year ended December 31,					Fourth quarter ended December 31,
	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Gas Transportation
Average firm contracted capacity (in billions of cubic feet per day (“Bcf/d”))	2.85	2.82	2.77	2.60	2.57	2.86	2.82	2.79	2.60	2.58
Average daily deliveries (in Bcf/d)	2.32	2.22	2.20	2.23	2.23	2.15	2.12	1.96	2.10	2.13
NGL production and commercialization
(i) Production
Ethane (in short tons)	345,270	334,455	358,801	326,281	336,947	109,963	111,612	103,828	78,622	99,960
Propane and butane (in short tons)	491,600	539,144	517,891	538,461	474,080	149,783	146,502	143,155	150,534	130,395
Natural Gasoline (in short tons)	104,260	112,611	110,007	117,807	102,317	32,134	30,835	29,407	31,903	28,483
(ii) Local market sales (a)
Ethane (in short tons)	345,270	334,455	358,801	326,281	336,947	110,787	111,612	103,828	78,622	99,960
Propane and butane (in short tons)	309,698	324,020	277,992	278,187	258,587	83,032	80,889	62,838	72,245	60,405
Natural Gasoline (in short tons)	-	440	-	434	2,963	-	-	-	434	739
? Exports (a)
Propane and butane (in short tons)	196,203	220,836	248,283	272,138	201,886	96,005	69,863	98,716	81,963	58,061
Natural Gasoline (in short tons)	106,096	110,955	109,748	118,832	98,764	31,354	33,586	31,989	34,065	25,434

(a) Includes natural gas processed on behalf of third parties.

9. Comparative ratios

	As of December 31,
	2011	2010	2009	2008	2007
Liquidity (Current assets to current liabilities)	1.53	2.56	2.42	2.32	2.18
Shareholders’ equity to total liabilities	0.64	0.93	0.86	0.92	0.81
Non current assets to total assets	0.83	0.74	0.74	0.84	0.86
Profitability (Net income to average shareholders’ equity)	0.12	0.05	0.08	0.08	0.08

20

10. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2011	2010	2009	2008	2007
January	4.79	2.16	1.77	3.30	4.08
February	4.45	2.14	1.44	3.08	4.00
March	3.90	2.60	1.52	2.90	3.88
April	4.50	2.59	1.47	2.74	4.33
May	3.10	2.50	1.45	2.66	4.84
June	3.22	2.50	1.78	2.30	4.97
July	3.14	2.93	1.83	2.35	4.60
August	3.20	2.75	1.80	2.13	4.27
September	2.85	2.78	2.35	1.88	4.25
October	3.20	3.16	2.20	1.29	4.45
November	2.80	3.95	2.08	1.41	3.62
December	2.75	4.61	2.20	1.40	3.80

11. Outlook

In 2012, we plan to continue working with the National Government to finally conclude the renegotiation of the license and start the tariff review process that will bring the re-composition of the profitability of the natural gas transportation business. We will also manage the expansion works in our pipeline system promoted by the National Government under the Gas Trust Fund Program, which will not only bring us revenues related to the management of the works, but will increase our revenues corresponding to the operation and maintenance of the assets owned by the Trust Funds as well. Our endeavor will also be focused on the renewal of the firm natural gas transportation agreements that expire in the short term and represent a substantial portion of the natural gas transportation revenues.

With the aim to maintain the sustainability of our Liquids business, we are focusing on lessening the incremental costs derived from new market regulations, which will have a serious impact during 2012. We will also be working on different alternatives for the supply of natural gas at convenient prices, and will strive to enhance Liquids production.

In the field of Other Services, we will search for new opportunities linked to the revamping of the LNG imports facilities, the expansion of telecommunication services and the rendering of logistic services in Puerto Galván.

In 2012, among other goals, we will strive to implement our risk management system and we will perform technical audits on the facilities to ensure the reliability and operative availability of our entire pipeline system. We will also pursue our continuous improvement objective in connection with safety and occupational health, with the clear target to reduce work accident rates to the minimum. Lastly, in order to guarantee a suitable operation, we will focus on the technical development of the operative staff that joins our Company, through effective training action.

Autonomous City of Buenos Aires, February 28, 2012.

Ricardo I. Monge
Board of Directors’ Chairman

21

Board of Directors’ Proposal

According to Resolution No. 593 of the CNV which establishes that the Shareholders’ Meeting that consider the Financial Statements  with an Unnappropriated Retained Earnings positive balance shall adopt an specific resolution regarding its allocation, either as a dividend distribution, its capitalization, the constitution of voluntary reserves or an eventual combination of those, for the year ended December 31, 2011 the Company’s Board of Directors submitted for consideration to the Shareholders’ Meeting, the following:

Basis of distribution:	In thousands of Argentine pesos, as mentioned in Note 2.c to the consolidated financial statements
Voluntary reserve balance approved by the Shareholders’ Meeting held on April 29, 2011	164,128
Net income for 2011	230,679
Total	394,807
Proposal: Legal reserve Reserve for future investments Reserve for future dividends	11,534 114,982 268,291

Autonomous City of Buenos Aires, February 28, 2012.

Ricardo I. Monge
Board of Directors’ Chairman

22

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011								2010
	Shareholders' contributions			Retained earnings					
	Common stock	Inflation adjustment to common stock	Subtotal	Legal reserve	Voluntary Reserve	Accumulated retained earnings	Subtotal	Total shareholders' equity	Total shareholders' equity
Balances at the beginning of the year	794,495	1,145,012	1,939,507	208,273	-	1,145,239	1,353,512	3,293,019	3,221,108
Adjustment on prior year [1]	-	-	-	-	-	(594,207)	(594,207)	(594,207)	(625,077)
Modified balance at the beginning of year	794,495	1,145,012	1,939,507	208,273	-	551,032	759,305	2,698,812	2,596,031
Resolution of the Ordinary Shareholders' Meeting held on April 29, 2011:									
Appropriation to legal reserve	-	-	-	5,111	-	(5,111)	-	-	-
Voluntary Reserve	-	-	-	-	164,128	(164,128)	-	-	-
Cash dividends	-	-	-	-	-	(976,000)	(976,000)	(976,000)	(30,325)
Resolution of the Ordinary Shareholders' Meeting held on December 21, 2011: [1]									
Deferred tax liability recognition	-	(594,207)	(594,207)	-	-	594,207	594,207	-	-
Net income for the year	-	-	-	-	-	230,679	230,679	230,679	133,106
Balances at the end of the year	794,495	550,805	1,345,300	213,384	164,128	230,679	608,191	1,953,491	2,698,812

[1] See Note 2.a).

The accompanying notes and exhibits are an integral part of these consolidated financial statements.

Ricardo I. Monge
Board of Directors' Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“the Company” or “TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). The Company commenced operations on December 29, 1992 and it is engaged in the transportation of natural gas and production and commercialization of natural gas liquids (“liquids”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The gas transportation license to operate this system for a period of thirty-five years (“the License”) was exclusively granted to the Company. TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where the Company processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. The Company also renders midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary (jointly “Group Petrobras Argentina”), which altogether hold 50% of CIESA’s common stock, (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (“the trust”) who has a trust shareholding of 40%; and (iii) EPCA S.A. (“EPCA”) -which was acquired by Pampa Energía S.A. (“Pampa Energía”) on April 8, 2011 after obtaining the corresponding governmental approvals- with the remaining 10%.

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Group Petrobras Argentina and subsidiaries of Enron Corp. (“Enron”) as of such date. The shareholding exchange was carried out on August 29, 2005, after the ENARGAS approval by Note No. 4,858 issued in July 2005. In this stage, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Group Petrobras Argentina transferred its TGS class “B” common shares (accounting for 7.35% of the outstanding share capital of TGS) to Enron subsidiaries.

2.

BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in force in the Autonomous City of Buenos Aires (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (“CNV”) and the ENARGAS. Argentine GAAP differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring and classifying the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”). These consolidated financial statements do not include any valuation adjustments or additional disclosures to reflect such differences.

The consolidated financial statements include the accounts of TGS and its subsidiary Telcosur S.A. (“Telcosur”), over which it has effective control. The Company followed the methodology established in Technical Resolution (“TR”) No. 21 “Equity Method of Accounting, Consolidation of Financial Statements and Related Party Transactions”, of the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (“CPCECABA”). The accounting policies followed by Telcosur in the preparation of its financial information are consistent with those applied by TGS. All significant intercompany transactions have been eliminated in consolidation.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Detailed data reflecting subsidiary direct control as of December 31, 2011 and 2010 is as follows:

Company	% of shareholding and votes	Closing date	Legal address

Telcosur S.A.	99.98%	December 31	Don Bosco 3672, 6th Floor
Autonomous City of Buenos Aires

Financial statements of Telcosur have been used for consolidation purposes for the years ended December 31, 2011 and 2010.

a)

Adjustment on prior years information

On October 24, 2011 the CNV issued Resolution No. 592 which extends Resolution No. 576 and 562 and, among other things, establishes that the recognition of the deferred tax liability caused by the inflation adjustment included in the accounting value of property, plant and equipment must be recorded with debit to Accumulated Retained Earnings in any interim period or fiscal year-end and until the end of the year immediately preceding the first interim period in which the IFRS will be applied. Consequently, TGS recognized this liability (which was disclosed in Notes to the Financial Statements until the previous year) during the year ended December 31, 2011.

Moreover, Resolution No. 576 allows the Shareholders’ Meeting dealing with the approval of the financial statements in which said deferred tax liability was recognized to reallocate the debit to other accounts of the Shareholders´ Equity, which do not represent shares or reserved earnings. To that purpose, and following the provisions of said CNV Resolutions, the Ordinary Shareholders´ Meeting held on December 21, 2011 approved the reallocation of the debit to Accumulated Retained Earnings at the beginning of the year with balance to the account Inflation Adjustment to Common Stock allocated in the Shareholders´ Equity of the Company.

The effect of the change in the accounting valuation method is a decrease of Ps. 594,207 and Ps. 625,077 in the Accumulated Retained Earnings at the beginning of the years ended December 31, 2011 and 2010, respectively. Moreover, said change in the accounting valuation method represented a positive impact of Ps. 29,957 and Ps. 30,870 on the Net Income for the years ended December 31, 2011 and 2010, respectively. The offset account was Non Current Taxes Payable. In this sense, as of December 31, 2010, the balance of this line was Ps. 29,911, which after the change in the valuation method amounted to Ps. 624,118.

The accounting information of the financial statements for the year ended December 31, 2010 disclosed for comparative purposes has been modified according to the provisions of TR No. 17 of the Argentine Federation for a disclosure under uniform basis.

b)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, income taxes, provision for contingencies, fair value of assets and present value of long term receivables and liabilities. Actual results could be significantly different from such estimates.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

c)   Presentation of consolidated financial statements in constant Argentine pesos

The consolidated financial statements have been prepared in constant Argentine pesos, recognizing the overall effects of inflation up to August 31, 1995. As from that date, in line with professional accounting standards and the requirements of the control authorities, the Company discontinued the restatement of its financial statements until December 31, 2001.

As established by Resolution No. 3/2002 of the CPCECABA and Resolution No. 415 of the CNV, as from January 1, 2002, the Company resumed the recognition of the effects of inflation in these consolidated financial statements, following the provisions of TR No. 6, as amended by TR No. 19, both issued by the Argentine Federation.  Accounting measurements restated due to the change in the purchasing power of the currency up to August 31, 1995, as well as those which have been originated between that date and December 31, 2001, are stated in the currency value as of the later date.

On March 25, 2003, the Argentine government issued Decree No. 664, which provides that financial statements for periods ending after such date shall be stated in historical Argentine pesos. As a consequence and in accordance with Resolution No. 441, issued by the CNV, the Company suspended inflation accounting effective March 1, 2003. This criterion is not in line with effective accounting standards, which stipulate that financial statements should be restated as of September 30, 2003. The non-recognized inflation effect on net income for the years ended December, 31, 2011 and 2010 is not significant.

The Argentine Wholesale Price Index (“WPI”) published by the Instituto Nacional de Estadísticas y Censos (INDEC) was used for the restatement of the financial statements, as mentioned above.

d)   Short-term receivables and liabilities in currency

Short-term receivables and liabilities, including accrued interest, if applicable, at the end of each year have been valued at their respective nominal amount, which does not materially differ from the present value of the future cash flow that the receivables and liabilities will generate, using the internal rate of return estimated at inception.

e)   Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies, including accrued interest, if applicable, have been translated at the prevailing exchange rates at the end of each year. Detailed information is disclosed in Exhibit G.

f)    Inventories

Inventories consist of natural gas of TGS (in excess of line pack classified as property, plant and equipment) and third parties in the pipeline system, and the liquids obtained from natural gas processing at the Cerri Complex. Inventories have been valued at replacement or reproduction cost, as applicable. The carrying value of inventories does not exceed their net realizable value.

g)   Current investments

Bank accounts, time deposits and loans have been valued at their face values plus accrued interest, which do not materially differ from their discounted value using the internal rate of return effective at inception.

Mutual funds have been valued at their net realizable value at year-end.

Loans balance in Current Investments is comprised of a loan granted to Pampa Energía. For further information see Note 10.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

h)   Long-term receivables and liabilities in currency

Long-term receivables and liabilities which accrued interests have been valued based on the best estimate of the discounted value of the amounts expected to be collected or paid, as applicable, using the interest rate effective at the time of the initial measurement.

Assets and liabilities generated as a result of the application of the deferred tax method have been stated at their nominal value.

Tax credits (income tax and value added tax -“VAT”) recorded as a result of the reversion of the tariff increase (Note 7.a.) have been valued on the discounted value of the amounts expected to be collected using a market interest rate.

i)   Non-current investments

Equity investments in companies in which the Company’s ownership interest ranges between 20% and 50% have been accounted for under the equity method based on the financial statements as of  September 30, 2011 and 2010 for Gas Link S.A. (“Link”), Transporte y Servicios de Gas en Uruguay S.A. (“TGU”) and Emprendimientos de Gas del Sur S.A. (“EGS”). These financial statements have been prepared applying similar accounting policies as those used by the Company to prepare its consolidated financial statements. As of December 31, 2011 and 2010, the investment in Link has been adjusted by Ps. 3,783 and Ps. 3,925, respectively, due to the elimination of intercompany profits.

The Company’s management is not aware of any significant subsequent events which affected: (i) the financial statements as of September 30, 2011 of Link, TGU and EGS, from this date to December 31, 2011; and, (ii) the financial statements as of September 30, 2010 of Link from this date to December 31, 2010. The book value of the investment in EGS and TGU as of December 31, 2010 has been adjusted by Ps. 371 and Ps. 188, respectively, to reflect significant transactions and those made between EGS and the Company in the last three-month period ended on such date.

The Company considers its foreign affiliate TGU to be a “non-integrated affiliate”. Consequently, TGU’s assets and liabilities have been translated into Argentine pesos using the exchange rate in effect at  year-end, while its common stock and retained earnings accounts have been translated using historical exchange rates.

j)   Property, plant and equipment, net

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation as described in Note 2.c).

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation as described in Note 2.c).

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for foreign exchange losses arising from indirect financing.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the acquisition or construction of assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation as described in Note 2.c). The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

-

Depreciation: Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by the ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Exhibit A.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

-

Financial expense capitalization: The Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 18,200 and Ps. 10,645 for the years ended December 31, 2011 and 2010, respectively.

Based on the projections made as discussed in Notes 2.b) and c), the Company’s management believes that the recorded value of property, plant and equipment does not exceed its recoverable value.

k)   Intangible assets

Intangible assets have been valued at their historical cost, less accumulated amortization.

Debt issuance costs are being amortized over the term of the notes issued on May 14, 2007 (Note 6).

The expenses related to the creation of the Global Program 2007 are being amortized in a 5-year period.

l)   Income tax

The Company and its subsidiary have calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences based on the legal requirements effective at the date of preparation of these consolidated financial statements.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The reconciliation between the current tax an the income tax expense charged to the statement of income in the years ended December 31, 2011 and 2010 is as follows:

	2011	2010
Current tax	(149,279)	(154,180)
Temporary differences variation	19,714	46,432
Tax credits to be recovered (1)	-	38,776
Income tax loss carryforward	771	653
Income tax expense	(128,794)	(68,319)

(1) Corresponds to the reversion of the revenue provision recorded in 2009 in respect of the tariff increase (see Note 7.a.).

The components of the net deferred tax assets and liabilities as of December 31, 2011 and 2010 are the following:

Non-current deferred tax assets and liabilities	2011	2010
Allowance for doubtful accounts	1,175	9,538
Deferred revenues	(356)	(461)
Tax credits discounted value loss	3,347	6,069
Intangible assets	(1,197)	(1,523)
Property, plant and equipment, net	(656,033)	(677,211)
Other provisions	2,343	2,343
Provision for contingencies	46,406	38,190
Current investments	(9)	(983)
Income tax loss carryforward	1,424	653
Net deferred tax liability (Notes 4.d. and 4.i.) (1)	(602,900)	(623,385)

(1)

Net of deferred tax asset of Ps. 1,548 and Ps. 733 recorded under Other non-current receivables as of December 31, 2011 and 2010, respectively.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2011 and 2010 as follows:

	2011	2010
Pre-tax income	359,473	201,425
Statutory income tax rate	35%	35%
Pre-tax income at statutory income tax rate	(125,816)	(70,499)
Permanent differences at statutory income tax rate:
- Inflation adjustment	-	(264)
- Non-taxable income or non-deductible expenses	657	368
- Others	(3,635)	2,076
Income tax expense	(128,794)	(68,319)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments. This evaluation is based on internal projections made as discussed in Note 2.b).

m)   Asset tax

The Company and its subsidiary are subject to the Asset Tax Law (“Impuesto a la Ganancia Mínima Presunta”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

As of December 31, 2011 and 2010, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

n)   Advances in kind from customers

The advances in kind from customers have been valued at their respective nominal amount considering that this value is higher than the cost of rendering the gas transportation services that will cancel said advances.

o)   Allowances and provisions for contingencies

The Company provides for losses relating to its accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

The Company has certain contingent liabilities with respect to existing claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments known by TGS at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the contingent liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

Contingencies and allowances are disclosed in Exhibit E.

p)   Shareholders' equity accounts

These accounts have been restated to account for the effects of inflation as described in Note 2.c), except for "Common stock" which is stated at nominal value. The adjustment derived from the restatement of such account has been disclosed under the line item “Inflation adjustment to common stock”, in the Consolidated Statement of Changes in Shareholders’ Equity.

q)   Revenue recognition

Firm transportation revenues are recognized based on the accrued contracted capacity reserved regardless of actual usage. For interruptible transportation services and certain production and commercialization of liquids contracts, revenues are recognized upon the delivery of natural gas or gas liquids to customers, respectively. For other production of liquids and other services contracts, revenues are recognized when services are rendered.

r)   Statement of income accounts

Accounts relating to the statement of income have been recorded considering the following criteria:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

-

Accounts that accumulate monetary transactions, at their nominal value.

-

Expenses related to consumption of non-monetary assets have been charged to the statement of income considering the restated cost of such assets as described in Note 2.c).

-

Gain on related companies were determined on the basis of TGS’ affiliates’ results and were disclosed under “Gain on related companies”.

Other expenses, net for the years ended December 31, 2011 and 2010, include the following items:

	2011	2010
Net increase in provisions for contingencies	(24,935)	(22,808)
Revenues from liquids contract termination agreement	16,044	-
Revenues from firm transportation contract	-	18,575
Others	3,205	4,229
Total	(5,686)	(4)

s)   Earnings per share and per American Depositary Shares (“ADS”)

Earnings and dividends per share and per ADS for the years ended December 31, 2011 and 2010 have been calculated based on 794,495,283 outstanding shares during each year. One ADS represents five Class B shares. As the Company does not have preferred stock or convertible debt, the amount of basic earnings per share is the same as the amount of diluted earnings per share.

t)   New accounting rules

On December 29, 2009, CNV issued Resolution No. 562 which provides the application of TR No. 26 approved by the Argentine Federation. This TR establishes that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 17,811) will be required to adopt IFRS issued by the International Accounting Standards Board (“IASB”). The application of such standards was effective for financial statements issued for fiscal year beginning January 1, 2012. Later, and with the aim of evaluating the applicability and the impacts of the International Financial Interpretation Committee 12 – Service Concession Arrangements (“IFRIC 12”) to natural gas transportation and distribution companies, on January 24, 2012 the CNV issued Resolution No. 600 which postpones the mandatory adoption of the IFRSs for financial statements issued for the interim periods and fiscal year beginning January 1, 2013.

To that purpose, the Company prepared an implementation plan for the adoption of said accounting rules under the regulations established by Resolution No. 562 which was approved by the Board of Directors in its meeting held on April 8, 2010.

TGS has moved forward in the diagnosis of the more significant valuation differences between the IFRSs and the effective accounting standards, the election of the alternative criteria of valuation and the procedures that the Company must follow when it adopts IFRSs for the first time as the basis for preparing its financial statements, established in IFRS 1 – First-time adoption of IFRS (“IFRS 1”). Particularly, the Company will adopt the following:

-

Initial recognition and measurement in components of Property, Plant and Equipment (PP&E) for the purpose of Production and Commercialization of Liquids:  The Company will adopt the option provided by IFRS 1, that certain components of PP&E may be measured at their fair value at the opening IFRS statement of financial position as from the transition date. This fair value becomes the deemed cost for the issuance of

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

financial information for subsequent years. For the rest of the components of the PP&E, the deemed cost will be the cost of the fixed assets restated under effective accounting standards.

-

Capitalized foreign exchange differences under regulations established by Resolutions No. 87/03 y No. 3/2002: The Company applied provisions of IFRS 1 and chose to keep the foreign exchange difference as part of the value of the assets for the purpose of the rendering of the regulated service.

-

Measurement after recognition in components of PP&E: After adopting IFRSs for the first time, the IFRSs allow the Company to choose the treatment for the measurement of PP&E components. The International Accounting Standard 16 – Property Plant and Equipment (“IAS 16”) provides that an entity shall choose either the “cost model” or the “revaluation model”. The Company will choose to continue applying the cost model for all components of PP&E, using the deemed cost as the cost of said assets, determined as of the transition date.

3.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company's business segments are as follows: (i) natural gas transportation services through its pipeline system; (ii) production and commercialization of liquids and (iii) other services, which include midstream and telecommunication services (the latter rendered by its subsidiary, Telcosur).

Operating income / (loss) consists of net revenues minus operating expenses. In the calculation of operating income, the following items have not been included: other expenses, net, gain on related companies, net financial results and income tax expense.

Assets and liabilities were allocated to each segment based on the specific identification of the assets and liabilities related to the specific business. Assets and liabilities that cannot be allocated to a specific segment were grouped under "Corporate" and include current investments and loans, among others.

Year ended December 31, 2011	Gas Transportation	Production and Commercialization of liquids	Other Services	Corporate	Total
Net revenues	575,639	1,179,174	99,062	-	1,853,875
Operating income / (loss)	150,480	507,848	4,367	(110,202)	552,493
Depreciation of property, plant and equipment	159,371	41,522	12,856	6,639	220,388
Additions to property, plant and equipment	106,012	33,231	26,450	11,484	177,177
Identifiable assets	3,621,981	617,823	253,070	531,292	5,024,166
Identifiable liabilities	445,697	162,762	13,325	2,448,890	3,070,674
Year ended December 31, 2010
Net revenues	550,972	1,010,447	91,582	-	1,653,001
Operating income / (loss)	63,473	404,698	14,532	(119,310)	363,393
Depreciation of property, plant and equipment	156,820	38,563	12,554	6,259	214,196
Additions to property, plant and equipment	75,805	33,861	34,545	11,486	155,697
Identifiable assets	3,707,655	497,945	250,514	1,155,231	5,611,345
Identifiable liabilities	387,881	160,527	18,741	2,345,383	2,912,532

The Company renders services of gas transportation principally to gas distribution companies and Petrobras Argentina. Significant customers in terms of net revenues from gas transportation for the years ended December 31, 2011 and 2010 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	2011	2010
MetroGAS S.A. (“MetroGAS”)	182,503	183,492
Camuzzi Gas Pampeana S.A.	96,877	93,183
Gas Natural BAN S.A. (“BAN”)	70,102	69,928
Petrobras Argentina	32,801	32,888
Camuzzi Gas del Sur S.A.	23,827	24,435

Significant customers in the production and commercialization of liquids segment are Petredec Limited (“Petredec”), PBB-Polisur S.A. (“Polisur”), Trafigura Beheer B.V. Amsterdam (“Trafigura”) and Petroleo Brasileiro. Net revenues from these customers (include sales of liquids made on behalf of third parties, from which TGS withholds charges for the production and commercialization of liquids) for the years ended December 31, 2011 and 2010  are as follows:

	2011	2010
Petrobras International Finance Company (“PIFC”)	9,332	490,166
Polisur	367,059	329,581
Petredec	567,734	-
Trafigura	186,016	275,003
Petroleo Brasileiro	195,094	-

4.  SUMMARY OF SIGNIFICANT BALANCE SHEET ITEMS AS OF DECEMBER 31, 2011 AND 2010

	2011		2010
a)	Current accounts receivable, net
	Gas transportation
	Common	90,843	102,223
	Related parties (Note 10)	5,420	4,169
	Subtotal	96,263	106,392
	Production and commercialization of liquids
	Common	165,346	68,113
	Related parties (Note 10)	41,863	44,882
	Subtotal	207,209	112,995
	Other services
	Common	30,303	83,725
	Related parties (Note 10)	10,646	14,589
	Subtotal	40,949	98,314
	Allowance for doubtful accounts	(3,997)	(716)
	Total	340,424	316,985
b)	Other current receivables
	Tax credits	488	1,994
	Prepaid expenses	8,807	6,814
	Advances to suppliers	31,898	15,637
	Subsidies receivable	19,599	16,963
	Tax to be recovered	1,276	1,140
	Others	9,493	9,831
	Total	71,561	52,379
c)	Non-current accounts receivable
	MetroGAS (1)	27,176	27,176
	Gas trust fund	45,946	-
	Profertil S.A. (“Profertil”)	6,165	9,000
	Allowance for doubtful accounts (1)	(27,176)	(27,176)
	Total	52,111	9,000

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	2011		2010
d)	Other non-current receivables
	Deferred income tax (Note 3)	1,548	733
	Easement expense to be recovered	4,536	4,233
	Tax credits (2)	63,239	55,332
	Others	4,671	4,558
	Total	73,994	64,856
e)	Accounts payable
	Suppliers	237,090	246,393
	Customers (credit balances)	26,693	28,050
	Related companies	27,756	19,307
	Total	291,539	293,750
f)	Current taxes payable
	Income tax (net of advances and others)	22,124	77,942
	VAT	2,579	-
	Tax on exports	18,080	14,044
	Others	6,353	5,292
	Total	49,136	97,278
g)	Current advances from customers (3)
	Aluar Aluminio Argentino S.A.C.I. (“Aluar”)	6,742	6,742
	Gas Trust	10,143	1,564
	Total Austral S.A. (“Total Austral”)	4,770	4,770
	PBB-Polisur S.A. (“Polisur”)	491	626
	Pan American Sur S.R.L. (“PAS”)	3,180	3,180
	Others	3,882	1,118
	Total	29,208	18,000
h)	Other liabilities
	Provisions for GdE lawsuit (Note 9.d)	4,541	5,200
	Other provisions	1,203	806
	Total	5,744	6,006
i)	Non-current taxes payable
	Deferred income tax (Note 3)	604,448	624,118
	Total	604,448	624,118
j)	Non-current advances from customers (3)
	Aluar	178,690	185,432
	Total Austral	19,875	24,645
	Polisur	205	644
	Pan American Energy S.R.L. (“PAE”)	70,287	-
	PAS	12,069	16,429
	Total	281,126	227,150

(1) Corresponds to the bills included in MetroGAS’ reorganization process (Note 9.f).

(2) As of December 31, 2011 and 2010, includes Ps. 60,291 and Ps. 52,384, respectively, of income tax and VAT credits generated by the reversion of the tariff increase credit (see Note 7.a.), which will be collected through a tax recovery appeal.

(3) They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance payments will be settled with the effective rendering of firm transportation service.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

5.   SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents at the end of the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Cash and banks (1)	234,209	470,129
Current investments	225,083	619,351
Current investments with an original maturity of more than three months	(112,640)	-
Total cash and cash equivalents	346,652	1,089,480

(1)  As of December 31, 2011 and 2010, includes Ps. 71,155 and Ps. 401,963, respectively, corresponding to balances from bank accounts which accrue interest.

Non-cash transactions are as follows:

	2011	2010
Acquisition of property, plant and equipment through an increase in accounts payable	15,836	25,158
Financial charges capitalization	9,354	3,954

Cash flows resulting from operations include net financial expenses generated by cash and cash equivalents as of December 31, 2011 and 2010 for Ps. 36,093, Ps. 36,783, respectively.

6.   LOANS

Short-term and long-term debt as of December 31, 2011 and 2010 comprises the following:

	2011	2010
Current loans:
1999 EMTN Program: Series 2 notes (1)	-	97
Interests payable 2007 EMTN Program	15.846	14,564
Total current loans	15.846	14,661

Non- current loans:
2007 EMTN Program: Series 1 notes	1.609.799	1,487,119
Total non-current loans	1.609.799	1,487,119
Total loans	1.625.645	1,501,780

(1) Corresponds to notes that were not tendered in the debt exchange made in December 2004 and accrue an annual interest rate of 10.375%.

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders' meeting held on December 21, 2006 approved the creation of the Global Program for the issuance of new notes of a maximum aggregate amount of US$ 650,000,000. This Program was authorized by the CNV on January 18, 2007.

With the aim of improving the indebtedness profile of the Company and to soften the restrictions of the previous debt, in May and June 2007, TGS succeeded in the process of refinancing its financial debt by means of the issuance of new notes in an amount of US$ 500,000,000 within the 2007 Global Program, and the prepayment of its prior debt by a tender offer, the redemption of those notes not tendered and the prepayment of the IDB loans.

The issuance of the US$ 500,000,000 notes within the Global Program 2007, due on May 14, 2017, accrues interest at a fix annual rate of 7.875%, payable semi-annually. The principal amount will be amortized in four

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

equal payments, which mature on May 14, 2014, 2015, 2016 and 2017. Public trading of these notes was authorized by the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Luxembourg Stock Exchange.

With the aim of reducing its financial indebtedness and considering the favorable market conditions, between August 2008 and August 2010, TGS proceeded to cancel notes with a nominal value of US$ 125,976,000 respectively, which were previously bought on the market at lower prices in comparison with their nominal value. These transactions generated a gain of Ps. 5,129 for the year ended December 31, 2010, associated with the purchase of notes with a nominal value of US$ 21,326,000. As of December 31, 2011, TGS’ financial indebtedness amounted to US$ 374,024,000 and thus, the amortization payments will amount to US$ 93,506,000 each.

Covenants:

The Company is subject to some restrictive covenants under its outstanding debt obligations which include, among others, some restrictions to incur new debt, dividend payments, the granting of guarantees, assets sales and transactions with related companies.

The Company may incur new debt, under these restrictions, among others:

i.

 As long as after incurring the new debt, (i) the consolidated coverage ratio (quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1.

ii.

For the refinancing of the outstanding financial debt.

iii.

Provided by advances from customers.

The Company may pay dividends as long as (i) the Company is not in default under the new debt obligations, (ii) immediately after the dividend payment, the Company would be able to incur in additional indebtedness pursuant to a. from the preceding paragraph.

7.

REGULATORY FRAMEWORK

a)   General framework and current tariff context:

The Company’s natural gas transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. The basic gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002 (the “Emergency Law”), which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2013, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”). UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In June and November 2005, TGS received two proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required the Company’s and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company is determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by the UNIREN, CIESA and Petrobras Argentina Holding (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”), as TGS and CIESA’s indirect shareholder at that time, informed on the existence of a claim which, jointly with Enron Corp., it initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) under the scope of the World Bank, and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp. An ICSID committee annulled the award rendered in 2007 and ordered the American corporation to reimburse the Argentine Republic the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before said tribunal. On October 18, 2010, Enron Creditors Recovery Corp. (Enron Corp’s new corporate name) and Ponderosa Assets filed a new claim against the Argentine Republic before the ICSID. In June 2011, the Tribunal that will hear the case was constituted.

On October 9, 2008, TGS signed a transitional agreement with the UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. The total of the investment plan had been executed with TGS’ own funds. In September 6, 2011, the investment plan was considered completed by ENARGAS.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this Decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs chart and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties and due to this delay, in August 2010, TGS requested ENARGAS authorization to issue the Tariff Chart including the 20% transitory tariff increase and the retroactive collection methodology, requesting the application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Management Control Under Secretariat (“SCyCG”), which is under the scope of the MPFIPyS, based on the Resolution No. 2000/2005 of the MPFIPyS.

On September 30, 2010, the Company filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against the ENARGAS and the SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, the ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 the Company was served notice of the judgment that upheld the injunction filed by TGS. Said judgment orders the SCyCG  to return to ENARGAS -within a two-day period- the documents remitted by said body in connection with the Tariff Chart applicable to TGS under Decree No. 1,918/09; and orders the ENARGAS -within two days following reception of said documents- to set the Tariff Chart and the retroactive collection methodology. ENARGAS and the SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by TGS.

Moreover, on November 16, 2010, TGS received an invitation from the UNIREN in order to move forward with the renegotiation of the License Agreement within the scope and in the terms of the Emergency Law, to which end the UNIREN requires the suspension of claims, appeals, or administrative or judicial action taken against the Federal Government in connection with or arising from the Renegotiation Process of remuneration under the License Agreement. On November 18, 2010, the Company decided to authorize the suspension of the acción de amparo mentioned above for a twenty- working-day period automatically renewable at the expiration of said term (except that the Board before or at the expiration of each period decides not to renew it) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS requested the ENARGAS and the MPFIPyS the subscription of the suspension, and as of the date of the issuance of these consolidated financial statements, the Company has not received any favorable respond in this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters set a 60 business day term for the SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by said Body, and for the ENARGAS to decide –within a 60 business day term as from reception of said documents-, following verification of compliance with the provisions set forth in the transitory agreement dated October 9, 2008, on the tariff adjustment and the Transitional Tariff Chart stipulated therein. TGS and the ENARGAS filed an extraordinary appeal before the Court of Appeals, which were dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, the ENARGAS filed an appeal before the Supreme Court of Justice requesting that the appeal dismissed by the Court of Appeals be accepted. On August 25, 2011, the SCyCG returned to ENARGAS the administrative documents giving notice Resolution No. 2000/2005.

As over one year has elapsed since the enactment of the Decree No. 1,918/09 and the granting of the above mentioned appeal with suspensive effect, which implies a substantial change in the scenario considered when the tariff increase was recorded, on December 16, 2010 the Board of Directors of the Company resolved: (i) to discontinue the recognition of the tariff increase revenue; (ii) to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009 and in the nine-month period ended September 30, 2010. The reversal of the tariff increase does not imply any resignation to its right resulting from the Decree No. 1,918/09.

According to the provisional agreement, the Company should reach a consensus with the UNIREN on the terms and conditions of the overall agreement subscription before the expiration date of the Emergency Law, on December 31, 2013. In the case of not reaching this consensus, the UNIREN will inform the Executive Branch with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement proposal from the UNIREN (which includes the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. In October 2011, TGS received a new proposal from the UNIREN which included similar terms and conditions from the ones included in the last proposal received in 2008. This proposal was

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

accepted by TGS allowing the UNIREN to initiate the administrative process for signature when it concluded favorably after the intervention of different competent organisms.

The production and commercialization of liquids segment is not regulated by the ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within the Company, keeping accounting information separately. However, the Federal Energy Bureau sets the propane and butane sales price for the local market. This agency determines periodically a minimum volume of propane and butane to be commercialized by the producers in the local market in order to guarantee the domestic supply.

On September 30, 2008 the Federal Energy Bureau and propane and butane producers, among others, signed an agreement on the price stabilization of the propane and butane (“LPG”) bottles whereby the industry players committed to a substantial reduction in the price of butane bottles from October 1, 2008, to support low-income consumers. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

Through Presidential Decree No. 2,067/08 the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The payment of the tariff charge was selectively subsidized -since its inception- according to the destination of the natural gas. In November 2011, ENARGAS issued Resolution No. 1,982/11 which modified the list of the subsidy beneficiaries, and thus, involved a charge increase for many of our clients, and for certain of TGS’ own consumption. The tariff charge increased, effective from December 1, 2011, from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas, representing a significant rise of the variable costs of natural gas processing and consequently, this increase will strongly impact in the Net Income of the Company as from 2012. As of the date of the issuance of these consolidated financial statements, the Company’s Management is evaluating alternatives to mitigate the impact of this increase.

The License establishes, among other restrictions, that the Company will not be allowed to assume CIESA’s obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)   Expansion of the gas transportation system

Since 2004, the gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS, aimed at financing the expansion of the national gas transportation system in a manner different from that established in the License.

Under such framework, the MPFIPyS, the Federal Energy Bureau and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system. In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which the Company will manage the expansion project.

Expansion works initiated in 2006, which where planned in gradual stages, were executed with the aim to be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”). As of December 31, 2011, the incremental transportation capacity was 307 MMcf/d after the works came into service.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

In May 2011, TGS received Valores Representativos de Deuda (“debt securities”) from the trust fund, date of issue February 2010, which cancelled the account receivable of  Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works. These debt securities amortize principal in 85 monthly, consecutive and equal installments and bear CER interest plus an 8% from their date of issue.

In October 2011, TGS, the Federal Energy Bureau and the trustee of the gas trust funds agreed the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 378 MMcf/d.

Moreover, in October 2011 an amendment to the management agreement corresponding to the works initiated in 2006 was agreed in order to include management services associated with an expansion which will increase the firm transportation capacity by 131 MMcf/d and its remuneration, which amounted to Ps. 37 million. Said agreement provided an advance payment equivalent to the 20% of the total remuneration, and it was cancelled 10% in cash and the remainder 90% through debt securities which amortize principal in 96 monthly, consecutive and equal installments and bear CER plus a spread of 8% from their date of issue.

c)   Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the gas transportation service. Therefore, the Company is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

The Company may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than providing the licensed service without the prior authorization of ENARGAS. Any expansion and improvement that the Company may make to the gas pipeline system after the takeover may only be encumbered to secure loans that have a term of more than one year to finance new expansions and improvements to the licensed service.

Upon expiration of the License, the Company will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

Once the period of the extension of the License expires, the Company will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

(i) that its bid in the New Bidding be computed at an equal and not lower price, than the appraisal value determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

(ii) to obtain the new License, without payment, in the event that any bid submitted in the new tender exceeds the appraised value;

(iii) to match the best bid submitted by third parties in the new Bidding, if it would be higher than its bid mentioned in (i),  paying the difference between both values to obtain the new License;

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

(iv) if the Licensee has participated in the New Bidding but is unwilling to match the best bid made by a third party, to receive the Appraisal Value as compensation for the transfer of the Essential Assets to the new licensee, any excess paid by the third party shall remain for the grantor.

8.     COMMON STOCK AND DIVIDENDS

a)  Common stock structure and shares’ public offer

As of December 31, 2011 and 2010, the Company’s common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)

Limitation on the transfer of the Company's shares

The Company's by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running the Company, requires the prior authorization of ENARGAS.

In case the Company wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)   Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of the Company’s net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, the Company is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 6 – “Covenants”).

9.

LEGAL AND REGULATORY MATTERS

a)   Exemption of the sales of liquids in Turnover Tax

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, the Company filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, because they were not raw materials for an industrial process.

TGS filed an appeal in May 2007 before the Province of Buenos Aires Court alleging that propane and butane sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated financial statements, the Court has not issued any sentence.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the sales of liquids activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, the Company filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. For that reason, the Tax Bureau of the Province of Buenos Aires resolved that until the Arbitral Commission notifies its resolution, the process is suspended. On April 20, 2010, the Arbitral Commission notified its resolution against TGS, and thus, the Company filed an appeal before the Plenary Commission.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the fiscal period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Bureau of this province in January 2009. As well, the Company appealed with the Arbitral Commission, and thus, the Tax Bureau of this province suspended the process until the Arbitral Commission notifies its resolution.

As of December 31, 2011, TGS maintains a provision of Ps. 34.0 million.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

b)

 CNV – Contingency related to the payment of the withholding tax on interest payments regarding 2004 Notes

In February 2005, the Company was served notice by the CNV that certain notes issued in December 2004 by US$178 million would not fulfil the requirements provided by Article 56 of Chapter VI of the CNV Standards and in Resolution No. 470. Therefore, if CNV’s interpretation prospers, those notes would not be entitled to the benefits of the tax exemption provided by the law No. 23,576, thus the Company would be exposed to a contingency due to the payment of the withholding income tax on interest payments.

On February 18, 2005, TGS filed an appeal with the CNV, alleging sufficient grounds to support the applicability of Article 56, Chapter VI of CNV Standards and Resolution No. 470/04. However, the CNV denied the Company’s appeal and on July 8, 2005, TGS filed an appeal with the Ministry of Economy and Production which was subsequently rejected in November 2006. In December 2006, TGS filed a second appeal with said Ministry seeking reconsideration of the rejection, which was rejected in June 2007. In November 2007, TGS challenged said resolution before the Federal Administrative Court.

The Company believes that it has sufficient grounds and other legal instances to defend its position and thus, as of December 31, 2011, TGS has not recorded any provision in this connection.

c)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, the Company paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz, for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007, after exhausting the same procedural steps followed in the case of province of Santa Cruz.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by the Company. On October 19, 2009, said Tax Bureau notified TGS the dismissal of the motion and thus, on October 28, 2009, the Company filed an administrative appeal.

As of December 31, 2011, the Company recorded a provision of Ps. 75.5 million in respect of this contingency under the line item "Provisions for contingencies", which amount was determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable for the Company.

The Company’s management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

d)    GdE against the Company - Reimbursement for the cost of construction of compressor plants

In 1996, GdE filed a legal action against the Company for the reimbursement for the cost of construction of two compressor plants. After a long litigation process, in 2003, the Supreme Court of Justice sustained GdE's claim

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

and sentenced TGS to pay the market price of the compressor plants at the date of the addition to TGS assets plus interest and litigation expenses.

On January 14, 2004, TGS signed an agreement with the UNIREN, which was subsequently ratified by the Argentine government through the Decree No. 959/04 through which TGS will carry out the expansion of the Cordillerano Pipeline. The cost of the expansion will be taken as a payment on account of the final amount to be paid as a consequence of the outcome of the lawsuit described above. The Argentine Government owns such assets and granted their right of use to TGS, who operates and maintains such assets.

On November 15, 2011, ENARGAS approved the final works carried out by TGS and offset the provision mentioned above. Finally, in the same act, ENARGAS determined the balance to be paid to the Argentine Government, which was recorded under “Other Current Liabilities” together with the court tax amounting Ps. 4.5 million (including interests as of December 31, 2011).

e)     Summary proceedings initiated against the Company by the Argentine Central Bank (“BCRA”).

On November 30, 2007, TGS was served notice of the summary proceedings initiated against the Company by the BCRA. This entity charges TGS with the late settlement of foreign currencies for an approximate amount of US$ 14.7 million. The questioned transactions were conducted between January 2002 and February 2003, a period in which the applicable exchange regulations were subject to frequent changes and the terms for the settlement of foreign currencies were shorter than the current ones.

On February 25, 2008, TGS filed a motion before the BCRA requesting the dismissal of the summary proceedings on the grounds of lack of foreign exchange violation. On September 28, 2010, documentary hearings were conducted and, on October 13, 2010, final arguments were given; therefore the case is ready to be brought to Economic Criminal Courts for resolution. The Company believes that it has several legal instances to defend its position, and accordingly, as of December 31, 2011, TGS has not recorded any provision in respect of this proceeding.

f)

MetroGAS’ Reorganization Process

MetroGAS commenced its reorganization process on June 17, 2010. On April 20, 2011, the Commercial Court of the Autonomous City of Buenos Aires resolved to declare admissible the unsecured credit claimed by the Company of Ps. 27.2 million and as eventual unsecured credit the amount of Ps. 71.4 million corresponding to the transitory tariff increase (Note 7.a.) accrued between September 1, 2008 and June 16, 2010. The Company is waiting for MetroGAS to categorize the creditors. As of December 31, 2011, the allowance for doubtful accounts amounted to Ps. 27.2 million.

g)

 Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

10.

   BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

In January 2011 and for the year ended December 31, 2010, TGS sold propane and butane to PIFC, at international prices minus a fixed discount per ton, according to common market practices for this type of transactions.

As from July 2011, the Company signed an agreement to sell natural gasoline to Petroleo Brasileiro. The price is determined by reference international prices minus a fixed discount per ton, according to common market practices for this type of transactions. Said agreement will be effective until November 2012.

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In December 2011, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, expiring in December 2014.

Additionally, TGS renders natural gas transportation services to Petrobras Argentina, for a 106 MMcf/d firm capacity by means of two contracts which expire in 2013 and 2014. Moreover the Company, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids for Petrobras Argentina’s account and on behalf of it. For consideration, TGS collects a commission which is calculated over the liquids selling price.

On October 5, 2011, TGS granted  a US$26 million  loan to Pampa Energía. This one-year term loan (automatically extendable for one year at its maturity date) bears interests at an annual fixed rate of 6.8% plus VAT.

As of December 31, 2011 and 2010, the outstanding balances corresponding to the Board of Directors’ and the Statutory Committee members’ compensations amounted to   Ps. 800 and Ps. 714, respectively. The accrued amounts for such compensations for years ended December 31, 2011 and 2010 were Ps. 2,163 and Ps. 2,257, respectively.

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2011 and 2010 is as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

	2011		2010
Company	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Controller:
CIESA	37	-	-	-
Affiliate which exercises joint control:
Petrobras Argentina	13,920	27,756	17,620	19,307
Affiliate which exercises significant influence:
Pampa Energía	112,640	-	-	-
Affiliates with significant influence:
Link	334	-	129	-
TGU	-	-	13	-
Other related companies:
Petroleo Brasileiro	38,628	-	-	-
PIFC	-	-	44,844	-
Compañía Mega S.A.	3,197	-	81	-
Refinor S.A.	409	-	572	-
WEB S.A.	948	-	288	-
Total	170,113	27,756	63,547	19,307

The detail of significant transactions with related parties for the years ended December 31, 2011 and 2010 is as follows:

Year ended December 31, 2011

	Revenues			Costs
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services	Interests earned
Controlling shareholder:
CIESA	-	-	-	-	-	122	-
Affiliate which exercises joint control:
Petrobras Argentina	32,801	46,159	24,903	4,766	41,050	-	-
Affiliate which exercises significant influence:
Pampa Energía	-	-	-	-	-	-	1,776
Affiliates with significant influence:
Link	-	-	1,661	-	-	-	-
EGS	-	-	66	-	-	-	-
Other related companies:
PIFC	-	9,332	-	-	-	-	-
Compañía Mega S.A.	752	32,630	2,270	-	-	-	-
Refinor S.A.	-	-	1,939	-	-	-	-
WEB S.A.	3,021	-	-	-	-	-	-
Petroleo Brasileiro	-	195,094	-	-	-	-	-
Total	36,574	283,215	30,839	4,766	41,050	122	1,776

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

Year ended December 31, 2010

	Revenues			Costs
Company	Gas transportation	Production and commercialization of liquids	Other services	Gas purchase and others	Compensation for technical assistance	Revenues for administrative services
Controlling shareholder:
CIESA	-	-	-	-	-	122
Affiliate which exercises joint control:
Petrobras Argentina	32,888	41,007	25,964	14,676	27,252	-
Affiliates with significant influence:
Link	-	-	1,259	-	-	-
EGS	-	-	63	-	-	-
Other related companies:
PIFC	-	490,166	-	-	-	-
Compañía Mega S.A.	745	14,101	32	-	-	-
Refinor S.A.	-	-	1,835	-	-	-
WEB S.A.	3,005	-	-	-	-	-
Área Santa Cruz II U.T.E.	-	-	810	-	-	-
Total	36,638	545,274	29,963	14,676	27,252	122

11.    SUBSIDIARY AND AFFILIATES

Telcosur:

The corporate purpose of Telcosur is to render telecommunication services. Telcosur was created to assure the optimal utilization of TGS’s telecommunication system. TGS’s equity interest in the company is 99.98% and the remaining 0.02% is held by Petrobras Energía Internacional S.A.

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011 AND 2010

 (Amounts stated in thousands of Argentine pesos as described in Note 2.c,

except for per share and per ADS amounts in Argentine pesos or unless otherwise indicated)

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

                                                                                  Ricardo I. Monge

                                                                               Board of Directors' Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

EXHIBIT A

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

PROPERTY, PLANT AND EQUIPMENT, NET

	2011												2010
	Cost					Depreciation							
Main Account	Beginning of the year	Additions	Retirements	Transfers	End of the year	Accumulated at the beginning of the year	Retirements	For the year	Rate %	Accumulated at the end of the year	Impairment	Net book value	Net book value
Pipelines	3,536,567	-	-	23,290	3,559,857	1,091,307	-	85,646	(1) 2.2	1,176,953	-	2,382,904	2,445,260
Compressor plants	1,261,247	-	-	28,544	1,289,791	603,360	-	52,852	(1) 3.3 to 25	656,212	19,600 (2)	613,979	638,287
Other industrial plants	1,003	-	-	-	1,003	131	-	36	(1) 3.3	167	-	836	872
Stations of regulation and/or measurement of pressure	118,077	-	-	4,491	122,568	62,358	-	5,039	(1) 4	67,397	-	55,171	55,719
Other technical installations	23,988	-	-	-	23,988	15,837	-	1,268	(1) 6.7	17,105	-	6,883	8,151
Subtotal assets related to gas transportation service	4,940,882	-	-	56,325	4,997,207	1,772,993	-	144,841		1,917,834	19,600	3,059,773	3,148,289
Assets related to gas upstream service	126,378	-	-	1,061	127,439	83,468	-	5,159	2.2 to 25	88,627	-	38,812	42,910
Assets related to liquids production and commercialization service	594,464	-	-	28,539	623,003	364,848	-	36,879	(1) 5.9	401,727	-	221,276	229,616
Lands	5,637	-	-	-	5,637	-	-	-	-	-	-	5,637	5,637
Buildings and constructions	174,908	-	-	3,379	178,287	80,622	-	4,093	2.0	84,715	-	93,572	94,286
Fittings and features in building	5,424	-	-	126	5,550	2,655	-	291	4.0	2,946	-	2,604	2,769
Machinery, equipment and tools	40,838	382	3,925	494	37,789	34,393	3,925	1,634	6.7 to 20	32,102	-	5,687	6,445
Computers and Telecommunication systems	309,463	4	-	13,562	323,029	202,410	-	18,069	6.7 to 20	220,479	-	102,550	107,053
Vehicles	22,339	1,238	2,550	-	21,027	17,100	2,550	1,791	10 and 20	16,341	-	4,686	5,239
Furniture	13,186	-	-	-	13,186	12,375	-	110	10	12,485	-	701	811
Capitalization of foreign exchange loss (1)	177,272	-	-	-	177,272	68,670	-	7,521	(1) 4.2	76,191	-	101,081	108,602
Materials	143,401	49,459	3,455	(41,202)	148,203	-	-	-	-	-	-	148,203	143,401
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	-	12,254	12,254
Works in progress	132,285	116,616	-	(62,284)	186,617	-	-	-	-	-	-	186,617	132,285
Advances to suppliers of property, plant and equipment	19,625	9,478	-	-	29,103	-	-	-	-	-	-	29,103	19,625
Total 2011	6,719,974	177,177	9,930	-	6,887,221	2,641,152	6,475	220,388		2,855,065	19,600	4,012,556	
Total 2010	6,570,759	155,697	6,482	-	6,719,974	2,427,749	793	214,196		2,641,152	19,600		4,059,222

(1) See Note 2.j).

(2) Corresponding to the impairment of obsolete turbines. TGS made a request to obtain ENARGAS approval for their retirement.

Ricardo I. Monge
Board of Directors' Chairman

TGS

EXHIBIT C

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

NON-CURRENT INVESTMENTS

	2011										2010
	Description of securities				Issuer information						
						Last financial statements issued					
Name and issuer	Face value	Amount	Cost	Book value	Main business	Date	Common stock	Net income / (loss) for the period	Shareholders' equity	% of Common Stock	Book value
Transporte y Servicios de Gas en Uruguay S.A.	Ps. Uru. 1	196,000	5	1,328	Pipeline maintenance	09/30/2011	28	152	2,710	49.00	868
Emprendimientos de Gas del Sur S.A.	$1	116,130	116	1,498	Pipeline construction and operation services	09/30/2011	237	576	3,058	49.00	702
Gas Link S.A.	$1	502,962	503	395 (1)	Pipeline construction and operation services	09/30/2011	1,026	(225)	8,526	49.00	481 (1)
Total				3,221							2,051

(1) Includes the elimination of intercompany profits. See Note 2.i).

Ricardo I. Monge
Board of Directors' Chairman

EXHIBIT D

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

CURRENT INVESTMENTS

	2011	2010
Mutual funds in local currency	22,634	80,066
Bank account in foreign currency	68,439	361,722
Time deposit in foreign currency	21,370	177,563
Loans granted to related parties in foreign currency (Note 10)	112,640	-
Total current investments	225,083	619,351

Ricardo I. Monge
Board of Directors' Chairman

TGS

EXHIBIT I

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2011

DETAIL OF MATURITIES OF INVESTMENTS, RECEIVABLES AND LIABILITIES

	Investments (1)	Receivables (2)	Loans (3)	Other liabilities (4)
Without specified maturity	-	100,033	-	608,989
With specified maturity				
* Overdue				
Until 12-31-2010	-	10,663	-	44,150
From 01-01-11 to 03-31-11	-	367	-	1,098
From 04-01-11 to 06-30-11	-	689	-	1,100
From 07-01-11 to 09-30-11	-	7,162	-	1,103
From 10-01-11 to 12-31-11	-	32,574	-	1,111
Total overdue	-	51,455	-	48,562
* Non-due:				
From 01-01-12 to 03-31-12	112,443	349,980	-	340,489
From 04-01-12 to 06-30-12	-	6,829	15,846	26,505
From 07-01-12 to 09-30-12	-	2,095	-	4,297
From 10-01-12 to 12-31-12	112,640	4,385	-	4,297
During 2013	-	14,976	-	16,902
During 2014	-	10,458	402,450	16,695
During 2015	-	8,513	402,450	16,695
During 2016	-	8,513	402,450	16,695
From 2017 onwards	-	12,026	402,449	214,139
Total non-due	225,083	417,775	1,625,645	656,714
Total with specific maturity	225,083	469,230	1,625,645	705,276
Total	225,083	569,263	1,625,645	1,314,265

(1) Includes mutual funds, loans, time deposit and bank accounts. Such investments bear floating interest rates, except for Ps. 112,640 which bear interests at an annual fixed rate of 6.8% plus VAT.

(2) Includes account receivables and other receivables, without the allowance for doubtful accounts. Said credits do not bear interests, except for Ps. 10,873 which bear interests at 5.52% semi-annual rate and Ps.53,629 which bears CER plus a spread of 8%. From the total credits without specified maturity, Ps. 1,238 correspond to current assets and Ps. 98,795 to non-current assets.

(3) Past due financial loans corresponds to existing debt obligations that were not exchanged for new debt obligations as it is mentioned in Note 6.

(4) Corresponds to the total non financial liabilities, except for provisions for contingencies. From the total Other liabilities without specified maturity, Ps. 4,541 correspond to current liabilities and Ps. 604,448 to non-current liabilities.

Ricardo I. Monge
Board of Directors' Chairman

38

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, President and Directors of
Transportadora de Gas del Sur S.A.
Legal address: Don Bosco 3672, 5th. Floor
Buenos Aires
Argentina

1.

We have audited the accompanying consolidated balance sheet of Transportadora de Gas del Sur S.A. (“TGS” or “the Company”, an Argentine Corporation) and its subsidiary as of December 31, 2011 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended and other related notes and exhibits.

2.

As provided for by the professional accounting standards in force in the City of Buenos Aires, Republic of Argentina and the regulations issued by the National Securities Commission (“CNV”) for the preparation of financial statements, the preparation and adequate presentation of these financial statements are the responsibility of the Company’s Board of Directors and Management. This responsibility involves: (a) designing, implementing and maintaining adequate internal controls so that the financial statements are free of material misstatements derived from errors or irregularities; (b) selecting adequate accounting policies; and (c) preparing reasonable accounting estimates as appropriate. Our responsibility is to express an opinion on the above-mentioned consolidated financial statements based on our audit.

3.

We conducted our audit in accordance with auditing standards generally accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a selective test basis, evidence supporting the amounts and disclosures in the financial statements. We relied on our professional judgment to select the procedures to be performed, including assessing the risk that the financial statements may include material misstatements derived from errors or irregularities. In performing this risk assessment, we considered the Company’s existing internal controls over the preparation and presentation of financial statements for the purpose of selecting adequate audit procedures, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes assessing the accounting principles used and the reasonableness of the significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

4.

The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the CNV regulations. They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations. As further explained in Note 2 to the consolidated financial statements, the accounting practices applied by the Company conform to the accounting standards set forth by the CNV, and they do not conform to accounting principles generally accepted in the United States. The effects of the differences between the foregoing sets of accounting principles have not been quantified by the Company.

5.

The amendments to the License under which the Company operates, made by the National Government, explained in detail in Note 7 a), mainly consisting of the suspension of the original tariff adjustment regime, the consequent pesification and the lack of an integral readjustment of the tariffs, have affected the Company’s regulated business, generating uncertainty as to its future development. Furthermore, the Company is in the process of renegotiating certain terms of the License with the National Government. In October 2011, the proposal for the comprehensive renegotiation of the license received from the Renegotiation and Analysis of Utilities Contracts Unit (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos) was accepted by the Company. However, the involvement of the different competent regulatory bodies necessary to complete the administrative proceedings prior to execution is still pending. Based on the estimated final outcome of such process, the Company has prepared projections to support the recoverable value of its non-current assets related to the regulated business. We are not in a position to anticipate whether the assumptions used by management to prepare the projections will materialize, and, consequently, whether the recoverable value of the non-current assets related to the regulated business will exceed their respective carrying values.

6.

As of December 31, 2011, the Company records value added tax and income tax credits arising from the reversal of the tariff increase referred to in Note 7 a). The Company has estimated the present value of such credits considering a two-year timeframe. We are not in a position to evaluate whether the Company will have the referred tax amounts refunded within such timeframe.

7.

The Company, in its capacity as holder of the license for the supply of the natural gas transportation services within its geographic area, meets the requirements established by the professional accounting principles in force in the City of Buenos Aires to present its financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) as from fiscal years beginning on or after January 1, 2013. Consequently, the consolidated financial statements mentioned in paragraph 1 do not include the reconciliation of net equity and income/loss as required by section 17 of Technical Resolution No. 26 of the Argentine Federation of Professional Councils of Economic Sciences.

8.

In our opinion, subject to the effects of the potential adjustments, if any, as might have been determined to be necessary had the resolution of the matters mentioned in paragraphs 5 and 6 been known, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of TGS and its subsidiary as of December 31, 2011, and the results of their operations, the changes in shareholders’ equity and their cash flows for the year then ended, in conformity with generally accepted accounting principles in force in the City of Buenos Aires.

9.

The consolidated financial statements of TGS as of and for the year ended December 31, 2010, which are presented for comparative purposes, were examined by us in accordance with auditing standards generally accepted in Argentina. On February 10, 2011, we issued a qualified opinion due to the uncertainties as to the future development of the regulated business and the consequent impact on the recoverability of the non-current assets associated with such business and about the assumptions used to discount the tax credits originating in the reversal of the tariff adjustment. These consolidated financial statements presented for comparative purposes include the modification related to the retroactive effects of the change of method derived from the recognition of the deferred tax liabilities arising from the inflation adjustment contained in the book value of fixed assets described in Note 2 a) to the consolidated financial statements, to which we agree.

Buenos Aires, Argentina
February 28, 2012

KPMG

Jorge E. Dietl

Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Carlos Seijo
	Name:	Carlos Seijo
	Title:	Chief Executive Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: April 9, 2012

Footnotes

1() Not covered by Auditor’s Report, except for items 6, 7 and 9.